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                              April 11, 2022

       Claudius Tsang
       Chief Executive Officer
       SPAC II Acquisition Corp.
       289 Beach Road
       #03-01
       Singapore 199552

                                                        Re: SPAC II Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 28,
2022
                                                            File No. 333-263890

       Dear Mr. Tsang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed 3/28/22

       Cover page

   1. We note your statements you intend to focus your search for a target company on North
                                                        America, Europe and
Asia (excluding Mainland China, Hong Kong and Macao), but also that there is no
restriction on the geographic location for your target search. We also note your response letter
dated February 4, 2022 stating that the company has decided not to acquire a business in
China, making prior staff comments inapplicable. Please revise your cover page and similar
disclosures throughout your prospectus to include a
                                                        clear, prominent and
affirmative representation that you will not undertake an initial business combination
with any entity with principal business operations in China, including Hong Kong and
Macao.
 Claudius Tsang
SPAC II Acquisition Corp.
April 11, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Melanie Singh at 202-551-4074 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameClaudius Tsang
                                                           Division of
Corporation Finance
Comapany NameSPAC II Acquisition Corp.
                                                           Office of Real
Estate & Construction
April 11, 2022 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName